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                                                                  EXHIBIT (a)(2)

                                          PRESIDENT'S LETTER TO THE STOCKHOLDERS

                  [NATIONAL EDUCATION CORPORATION LETTERHEAD]

                                  May 2, 1997

Dear Stockholder:

     On April 21, 1997, Harcourt General, Inc. and Nick Acquisition Corporation, a wholly-owned subsidiary of Harcourt, commenced a cash tender offer to purchase all of the outstanding shares of the Company's common stock for $19.50 per share, net to the seller in cash. Subsequently, Harcourt has indicated to the Company its willingness to increase its offer to, but in no event more than, $21.00 per share as part of an overall acquisition transaction, subject to confirmatory due diligence to be conducted over the next week. Accordingly, your Board of Directors unanimously recommends that all holders reject Harcourt's current $19.50 per share offer. At this point, however, there is no assurance that the negotiations with Harcourt will lead to a definitive agreement or that such agreement will be approved by the Company's Board of Directors or by Harcourt's board of directors.

     We will keep you apprised of material developments in connection with the Sylvan merger agreement and the negotiations with Harcourt.

                                          Sincerely,

                                          /s/ SAM YAU
                                          Sam Yau
                                          President and Chief Executive Officer

Putnam Investments 33777 597
Boston EquiServe 1550-SL-97